UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*
CVENT, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
23247G109
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23247G109	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,203,389
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,203,389
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23247G109	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Cayman) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 529,759
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 529,759
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,759
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23247G109	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners VII (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 27,852
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,852
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,852
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23247G109	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Insight Venture Partners (Delaware) VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 76,118
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 76,118
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23247G109	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,118
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,118
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23247G109	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Insight Venture Associates VII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,118
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,118
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23247G109	13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,118
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,118
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Cvent, Inc. (the “Issuer”), to amend the Schedule 13G filed on February 12, 2014 (as amended by this Amendment and Amendment No. 1 to Schedule 13G filed on February 6, 2015, the “Schedule 13G”). This Amendment is being filed to report that none of the Reporting Persons beneficially own more than 5% of the Common Stock.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4:                          Ownership:
Item 4 is hereby amended and restated as follows:
Insight Venture Partners VII, L.P.
(a) Amount beneficially owned: 1,203,389
(b) Percent of class: 2.9%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 1,203,389
(ii)          Shared power to vote or direct the vote: 0
(iii)         Sole power to dispose or direct the disposition: 1,203,389
(iv)         Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Cayman) VII, L.P.
(a) Amount beneficially owned: 529,759
(b) Percent of class: 1.3%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 529,759
(ii)          Shared power to vote or direct the vote: 0
(iii)         Sole power to dispose or direct the disposition: 529,759
(iv)         Shared power to dispose or direct the disposition: 0

Insight Venture Partners VII (Co-Investors), L.P.
(a) Amount beneficially owned: 27,852
(b) Percent of class: 0.1%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 27,852
(ii)          Shared power to vote or direct the vote: 0
(iii)         Sole power to dispose or direct the disposition: 27,852
(iv)         Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Delaware) VII, L.P.
(a) Amount beneficially owned: 76,118
(b) Percent of class: 0.2%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 76,118
(ii)          Shared power to vote or direct the vote: 0
(iii)          Sole power to dispose or direct the disposition: 76,118
(iv)          Shared power to dispose or direct the disposition: 0

Insight Venture Associates VII, L.P.
(a) Amount beneficially owned: 1,837,118
(b) Percent of class: 4.4%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)           Shared power to vote or direct the vote: 1,837,118
(iii)          Sole power to dispose or direct the disposition: 0
(iv)          Shared power to dispose or direct the disposition: 1,837,118

Insight Venture Associates VII, Ltd.
(a) Amount beneficially owned: 1,837,118
(b) Percent of class: 4.4%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)           Shared power to vote or direct the vote: 1,837,118
(iii)          Sole power to dispose or direct the disposition: 0
(iv)          Shared power to dispose or direct the disposition: 1,837,118

Insight Holdings Group, LLC
(a) Amount beneficially owned: 1,837,118
(b) Percent of class: 4.4%.*
(c) Number of shares as to which such person has:
(i)            Sole power to vote or direct the vote: 0
(ii)           Shared power to vote or direct the vote: 1,837,118
(iii)          Sole power to dispose or direct the disposition: 0
(iv)          Shared power to dispose or direct the disposition: 1,837,118

* The percentages used in this Schedule 13G, including the cover pages hereto, are calculated based upon the 41,951,799 shares of Common Stock issued and outstanding as of November 3, 2015, as reported in the Company’s report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 4, 2015.
Item 5:                          Ownership of Five Percent or Less of a Class:
Item 5 is hereby amended and restated as follows:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE PARTNERS VII, L.P.

By: Insight Venture Associates VII, L.P., its general partner
By: Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS (CAYMAN) VII, L.P.

By: Insight Venture Associates VII, L.P., its general partner
By: Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS (DELAWARE) VII, L.P.

By: Insight Venture Associates VII, L.P., its general partner
By: Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE PARTNERS VII (CO-INVESTORS), L.P.

By: Insight Venture Associates VII, L.P., its general partner
By: Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES VII, L.P.

By: Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT VENTURE ASSOCIATES VII, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Vice President

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer